FORM 4

  (   )  Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

                    UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION         _____________________
                WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                     |_____________________|
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                     |EXPIRES:             |
                                                     |   SEPTEMBER 30, 1998|
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
 ___________________________________________________________________________
 1.  Name and Address of Reporting Person

          SMITH, JR.                 WARREN                        C.
     _______________________________________________________________________
            (Last)                   (First)                    (Middle)

        C/O THOMAS H. LEE COMPANY, 75 STATE STREET, SUITE 2600
     _______________________________________________________________________
                                   (Street)

        BOSTON                    MASSACHUSETTS                  02109
     _______________________________________________________________________
        (City)                      (State)                      (Zip)
 ___________________________________________________________________________
 2.  Issuer Name and Ticker or Trading Symbol
                         JUST FOR FEET, INC. (FEET)
 ___________________________________________________________________________
 3.  I.R.S. Identification Number of Reporting Person, if an entity
     (Voluntary)

 ___________________________________________________________________________
 4.  Statement for Month/Year
                         AUGUST AND SEPTEMBER 1998
 ___________________________________________________________________________
 5.  If Amendment, Date of Original (Month/Year)

 ___________________________________________________________________________
 6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     (X) Director
     ( ) 10% Owner
     ( ) Officer (give title below)
     ( ) Other (specify title below)
      _____________________________________________

 ___________________________________________________________________________
 7.  Individual, or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

 ___________________________________________________________________________

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 TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED
 ___________________________________________________________________________
 1.  Title of Security (Instr. 3)
                  COMMON STOCK, PAR VALUE $.0001 PER SHARE
 ___________________________________________________________________________
 2.  Transaction Date (Month/Day/Year)
                                  8/19/98
 ___________________________________________________________________________
 3.  Transaction Code (Instr. 8)
                                     J
 ___________________________________________________________________________
 4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
     Amount: 92     (D)    Price:  SEE EXPLANATION OF RESPONSES BELOW (3)
 ___________________________________________________________________________
 5.  Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)
                                   3,206
 ___________________________________________________________________________
 6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
                                     I
 ___________________________________________________________________________
 7.  Nature of Indirect Beneficial Ownership (Instr. 4)
                   SEE EXPLANATION OF RESPONSES BELOW (1)
 ___________________________________________________________________________
 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
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 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
            OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
 ___________________________________________________________________________
 1.  Title of Derivative Security (Instr. 3)
                     WARRANTS TO PURCHASE COMMON STOCK
 ___________________________________________________________________________
 2.  Conversion or Exercise Price of Derivative Security
                   SEE EXPLANATION OF RESPONSES BELOW (2)
 ___________________________________________________________________________
 3.  Transaction Date (Month/Day/Year)
                                  8/19/98
 ___________________________________________________________________________
 4.  Transaction Code (Instr. 8)
                                     J
 ___________________________________________________________________________
 5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)
                            Number:  92      (D)
 ___________________________________________________________________________
 6.  Date Exercisable and Expiration Date (Month/Day/Year)
            Exercisable:  07/02/98        Expiration:  07/02/03
 ___________________________________________________________________________
 7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
      COMMON STOCK, PAR VALUE $.0001 PER SHARE     Amount/Number:  91.58
 ___________________________________________________________________________
 8.  Price of Derivative Securities (Instr. 5)
                   SEE EXPLANATION OF RESPONSES BELOW (3)
 ___________________________________________________________________________
 9.  Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)
                                  3,205.76
 ___________________________________________________________________________
 10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
     (Instr. 4)
                                     I

 ___________________________________________________________________________
 11. Nature of Indirect Beneficial Ownership (Instr. 4)
                   SEE EXPLANATION OF RESPONSES BELOW (2)
 ___________________________________________________________________________
 ===========================================================================
 TABLE II -Continued:
 ___________________________________________________________________________
 1.  Title of Derivative Security (Instr. 3)
                     WARRANTS TO PURCHASE COMMON STOCK
 ___________________________________________________________________________
 2.  Conversion or Exercise Price of Derivative Security
                   SEE EXPLANATION OF RESPONSES BELOW (2)
 ___________________________________________________________________________
 3.  Transaction Date (Month/Day/Year)
                                  9/10/98
 ___________________________________________________________________________
 4.  Transaction Code (Instr. 8)
                                     J
 ___________________________________________________________________________
 5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)
                          Amount:  69.21      (D)
 ___________________________________________________________________________
 6.  Date Exercisable and Expiration Date (Month/Day/Year)
            Exercisable:  07/02/98        Expiration:  07/02/03
 ___________________________________________________________________________
 7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
       COMMON STOCK, PAR VALUE $.0001 PER SHARE     Amount/Number:  69
 ___________________________________________________________________________
 8.  Price of Derivative Securities (Instr. 5)
                   SEE EXPLANATION OF RESPONSES BELOW (4)
 ___________________________________________________________________________
 9.  Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)
                                  3,136.55
 ___________________________________________________________________________
 10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
     (Instr. 4)
                                     I
 ___________________________________________________________________________
 11. Nature of Indirect Beneficial Ownership (Instr. 4)
               SEE EXPLANATION OF RESPONSES BELOW (2) AND (4)
 ___________________________________________________________________________

 EXPLANATION OF RESPONSES:  SEE BELOW.



 /s/ Warren C. Smith, Jr.                         September 10, 1998
 _____________________________________            ___________________
  **  SIGNATURE OF REPORTING PERSON                     DATE

 _____________________________

    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

   NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

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                          EXPLANATION OF RESPONSES

 (1) The reporting person has an interest in the Common Stock, par value $.0001 per share, of the issuer (the "Common Stock") as a partner of THL-CCI Limited Partnership ("THL - CCI") which is one of the members of Sneaker Guarantee LLC ("Sneaker"). THL-CCI owns units of equity interest in Sneaker. Sneaker has a direct interest in the Common Stock. The number of shares reported by the reporting person represents the reporting person's proportionate share of the Common Stock beneficially owned by Sneaker. During the period, some of the units of equity interest of Sneaker held by THL-CCI were redeemed by Sneaker and sold to other persons. The number of shares reported on this line as disposed of by the reporting person represents the decrease in the reporting person's proportionate share of the Common Stock beneficially owned by Sneaker as a result of this redemption and sale.

 (2) As a partner of THL-CCI which is one of the members of Sneaker, the reporting person has an interest in the Warrants, each of which has a five-year term and represents the right to purchase 0.99701626 of a share of Common Stock at an exercise price equal to $21.59 per share, subject to antidilution adjustment (the "Warrants"). THL-CCI owns units of equity interest in Sneaker. Sneaker has a direct interest in the Warrants. The number of Warrants reported by the reporting person represents the reporting person's proportionate share of the Warrants
      beneficially owned by Sneaker.   During the period, some of the units
      of equity interest of Sneaker held by THL-CCI were redeemed by Sneaker and sold to other persons. The number of Warrants reported on this line as disposed of by the reporting person represents the decrease in the reporting person's proportionate share of the Warrants beneficially owned by Sneaker as a result of this redemption and sale.

 (3) The number of Common Stock and Warrants sold by the reporting person represents the decrease in his proportionate share of the Common Stock and Warrants after giving effect to the redemption and sale of units of equity interest in Sneaker referred to in the preceding notes. These redemptions and sales were effected at a price which indirectly represents approximately $21.59, in aggregate, for one share of Common Stock and one Warrant disposed of together as a unit.

 (4) As contemplated by an earlier transaction, Sneaker granted to certain former subordinated creditors of Sneaker Stadium, Inc. the right to the economic value realized by Sneaker with respect to the disposition of 20,000 of the Warrants (or the Common Stock underlying such Warrants). The consideration for this transaction was other than cash and included the execution by such debtholders of amendments to the agreements governing the indebtedness owed by Sneaker Stadium, Inc. to them. The number of Warrants reported as disposed of by the reporting person on this line represents the decrease in the reporting person's proportionate share of the Warrants beneficially owned by Sneaker as a result of this grant.